APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Contempo Aesthetics

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
PayPal Income	15,147.58
Sales	1,184,845.73
Sales of Product Income	2,670.00
Total Income	**$1,202,663.31**
Cost of Goods Sold	
Supplies - Clinical	633,520.45
Total Cost of Goods Sold	**$633,520.45**
GROSS PROFIT	**$569,142.86**
Expenses	
Advertising & Promotion	12,730.02
Auto	145.08
Fuel	744.70
Lease	3,180.00
Total Auto	**4,069.78**
Bank Charges	376.81
Business License & Permits	2,950.94
Charitable Contributions	55.00
Computer & Internet Expense	8,543.44
Continuing Education	2,488.11
Dues & Subscriptions	5,194.65
Employee Meals	5,243.08
Insurance - Auto	2,923.94
Insurance - Business	6,531.89
Insurance - Health	14,277.69
Insurance - Malpractice	9,393.43
Interest Expense	71,307.33
Legal & Professional Fees	0.00
Accounting	16,575.00
Legal	1,839.40
Total Legal & Professional Fees	**18,414.40**
Loan Fee	4,625.00
Meals and Entertainment	4,048.03
Merchant Processing Fee	17,959.19
Moving & Storage	134.00
Office Equipment	11,227.87
Office Expenses	18,902.59
Office Supplies	40,036.52
Outside Services	69,354.26
Parking	336.19
PayPal Fees	511.18

Contempo Aesthetics

PROFIT AND LOSS
January - December 2018

	TOTAL
Payroll Expenses	0.00
Employer Simple IRA Match	517.00
Salaries & Wages- Staff	157,047.42
Taxes – Payroll Taxes	16,120.08
Total Payroll Expenses	**173,684.50**
Payroll Processing Fees	2,507.92
Postage & Shipping	978.33
Rent	121,620.00
Repair & Maintenance	192.03
Stationery & Printing	1,314.68
Taxes & Licenses	0.00
State Tax	1,778.05
Total Taxes & Licenses	**1,778.05**
Travel	218.19
Lodging	730.48
Travel Meals	42.85
Total Travel	**991.52**
Travel and Professional Meetings	0.00
Uniforms	9,599.36
Utilities	2,964.45
Total Expenses	**$647,266.18**
NET OPERATING INCOME	$ -78,123.32
Other Expenses	
Amortization	12.00
Depreciation	10,639.00
Total Other Expenses	**$10,651.00**
NET OTHER INCOME	$ -10,651.00
NET INCOME	$ -88,774.32

Contempo Aesthetics

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
PayPal Income	15.67
Sales	984,780.52
Sales of Product Income	0.00
Total Income	**$984,796.19**
Cost of Goods Sold	
Supplies - Clinical	486,322.88
Total Cost of Goods Sold	**$486,322.88**
GROSS PROFIT	**$498,473.31**
Expenses	
Advertising & Promotion	10,341.32
Auto	112.91
Registration	312.00
Total Auto	**424.91**
Bank Charges	1,937.49
Business License & Permits	561.54
Charitable Contributions	100.00
Computer & Internet Expense	3,954.12
Continuing Education	1,045.25
Dues & Subscriptions	1,743.09
Employee Meals	2,513.49
Equipment Rental & Lease	23,050.02
Insurance - Auto	1,621.95
Insurance - Business	3,401.48
Insurance - Health	5,000.71
Insurance - Malpractice	8,667.36
Interest Expense	108,551.19
Legal & Professional Fees	6,137.59
Loan Fee	49,769.51
Meals and Entertainment	3,007.76
Merchant Processing Fee	4,335.62
Office Equipment	4,639.96
Office Expenses	23,186.49
Office Supplies	3,779.90
Outside Services	8,562.30
Parking	79.50
Payroll Expenses	0.00
Salaries & Wages- Staff	84,490.80
Taxes – Payroll Taxes	8,000.46
Total Payroll Expenses	**92,491.26**
Payroll Processing Fees	2,056.12
Postage & Shipping	665.83

Contempo Aesthetics

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Bus AdvChk (3061)	6,939.82
BOA Chk 6154	5,035.52
PayPal Bank	0.00
Total Bank Accounts	**$11,975.34**
Other Current Assets	
Due To/From - Bergano Marketing	4,611.80
Loan to Shareholder	0.00
Prepaid - Deposits	2,700.00
Prepaid Rent - Avalon Bay	7,228.00
Security Deposit	9,430.90
Uncategorized Asset	0.00
Total Other Current Assets	**$23,970.70**
Total Current Assets	**$35,946.04**
Fixed Assets	
Accumulated Amortization	-12.00
Accumulated Depreciation	-193,061.00
Furniture & Equipment	7,000.00
Medical Device Asset	202,019.90
Signage	3,334.54
Total Fixed Assets	**$19,281.44**
Other Assets	
Trademark	275.00
Total Other Assets	**$275.00**
TOTAL ASSETS	**$55,502.48**

Contempo Aesthetics

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Barclay CC #8955	0.00
Capital One CC #8187	23,652.92
Divvy	147,351.16
Total Credit Cards	**$171,004.08**
Other Current Liabilities	
Ascentium Capital Equipment	0.00
Bluevine Capital	0.00
Forward Financing	0.00
Fundpnb	17,900.70
Fundworks	0.00
Line of Credit - Kabbage	0.00
Loan - Can Capital	0.00
Loan - EBF Partners	0.00
Loan - Lending Club	14,153.67
Loan - Lendingpoint	10,433.92
Loan - LoanMe	0.00
Loan - Martin Bloom	0.00
Loan - Merchant Advance Now	0.00
Loan - OnDeck	100,826.48
Loan - Spartan Capital	56,364.82
Loan - Springleaf	0.00
Loan - Sunset Financial	0.00
Loan - Yellowstone West	0.00
Loan Payable - New Era Lending	0.00
PayPal Tax Agency Payable	33.19
Payroll Liability	300.00
Payroll Taxes Payable	0.00
Sales Tax Payable	0.00
State Board of Equalization Payable	0.00
State/Local Income Tax Payable	0.00
Total Other Current Liabilities	**$200,012.78**
Total Current Liabilities	**$371,016.86**
Long-Term Liabilities	
Kinecta Federal Credit Union	327,617.29
Loan - East West Bank	0.00
Total Long-Term Liabilities	**$327,617.29**
Total Liabilities	**$698,634.15**

Contempo Aesthetics

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
Opening Balance Equity	100.00
Paid-In Capital or Surplus	1,458.00
Retained Earnings	-57,967.98
Shareholder Distributions	-497,947.37
Net Income	-88,774.32
Total Equity	**$ -643,131.67**
TOTAL LIABILITIES AND EQUITY	**$55,502.48**

Contempo Aesthetics

PROFIT AND LOSS

January - December 2017

	TOTAL
Promotions	25.85
Rent	110,752.86
Repair & Maintenance	17.99
Stationery & Printing	1,599.09
Taxes & Licenses	0.00
State Tax	1,433.16
Total Taxes & Licenses	**1,433.16**
Travel	0.00
Ground Transportation	15.96
Lodging	664.90
Total Travel	**680.86**
Travel and Professional Meetings	77.55
Uniforms	6,946.12
Utilities	3,373.36
Total Expenses	**$496,532.60**
NET OPERATING INCOME	**$1,940.71**
Other Income	
Credit Card Rewards	2,520.70
Total Other Income	**$2,520.70**
Other Expenses	
Depreciation	47,066.00
Total Other Expenses	**$47,066.00**
NET OTHER INCOME	**$ -44,545.30**
NET INCOME	**$ -42,604.59**

Contempo Aesthetics

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Bus AdvChk (3061)	22,890.84
BOA Chk 6154	125.00
PayPal Bank	0.00
Total Bank Accounts	**$23,015.84**
Other Current Assets	
Loan to Shareholder	172,785.00
Prepaid - Deposits	2,700.00
Uncategorized Asset	0.00
Total Other Current Assets	**$175,485.00**
Total Current Assets	**$198,500.84**
Fixed Assets	
Accumulated Depreciation	-182,422.00
Furniture & Equipment	7,000.00
Medical Device Asset	202,019.90
Total Fixed Assets	**$26,597.90**
TOTAL ASSETS	**$225,098.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Barclay CC #8955	1,901.06
Capital One CC #8187	28,856.67
Total Credit Cards	**$30,757.73**

Contempo Aesthetics

BALANCE SHEET

As of December 31, 2017

	TOTAL
Other Current Liabilities	
Ascentium Capital Equipment	0.00
Bluevine Capital	0.00
Forward Financing	0.00
Fundpnb	8,519.61
Fundworks	0.00
Line of Credit - Kabbage	0.00
Loan - Can Capital	0.00
Loan - EBF Partners	0.00
Loan - Lending Club	17,940.08
Loan - Lendingpoint	13,684.64
Loan - LoanMe	0.00
Loan - Martin Bloom	0.00
Loan - Merchant Advance Now	0.00
Loan - OnDeck	0.00
Loan - Springleaf	0.00
Loan - Sunset Financial	0.00
Loan - Yellowstone West	0.00
Loan Payable - New Era Lending	0.00
Payroll Liability	0.00
Payroll Taxes Payable	8.98
Sales Tax Payable	-945.00
State Board of Equalization Payable	11.00
State/Local Income Tax Payable	-189.00
Total Other Current Liabilities	**$39,030.31**
Total Current Liabilities	**$69,788.04**
Long-Term Liabilities	
Kinecta Federal Credit Union	350,000.00
Loan - East West Bank	0.00
Total Long-Term Liabilities	**$350,000.00**
Total Liabilities	**$419,788.04**
Equity	
Opening Balance Equity	100.00
Paid-In Capital or Surplus	1,458.00
Retained Earnings	-15,363.39
Shareholder Distributions	-138,279.32
Net Income	-42,604.59
Total Equity	**$ -194,689.30**
TOTAL LIABILITIES AND EQUITY	**$225,098.74**

I, <u>John Bergano</u>, certify that:

1. The financial statements of Rachel Reyes-Bergano, D.O. included in this Form are true and complete in all material respects; and
2. The tax return information of Rachel Reyes-Bergano, D.O. included in this Form reflects accurately the information reported on the tax return for Rachel Reyes-Bergano, D.O. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

CB95C8730C2C48D...

Name: John Bergano

Title: Director of Ops